Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330

Aline Schimmel
WeissComm Partners
(201) 301-7218

PHARMACYCLICS REPORTS SECOND QUARTER FINANCIAL RESULTS AND CORPORATE UPDATE

-- Conference Call Today at 4:30 p.m. EDT --

Sunnyvale, Calif., -- January 25, 2007 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its second fiscal quarter ended December 31, 2006. The net loss for the second quarter of fiscal 2007, as reported in accordance with U.S. generally accepted accounting principles (GAAP), was $6.0 million, or $0.25 per share, compared to a net loss of $9.9 million, or $0.50 per share, in the second quarter of fiscal 2006. GAAP net loss for the second quarter of fiscal 2007 included $0.7 million of share-based compensation expense.

Total GAAP operating expenses were $6.5 million in the second quarter of fiscal 2007 compared to $10.4 million for the second quarter of fiscal 2006, a decrease of $3.9 million. The decrease in total operating expenses in the second quarter of fiscal 2007 was primarily due to a decrease of $1.3 million in share-based compensation expense, a decrease of $0.6 million in personnel costs, a decrease of $0.7 million in commercialization costs and a decrease of $0.6 million in outside clinical trial costs due to the completion of our Phase 3 SMART trial.

Pharmacyclics also reported its financial results for the six months ended December 31, 2006. The net loss, on a GAAP basis, for the six months ended December 31, 2006 was $12.5 million, or $0.56 per share, compared to a net loss of $20.1 million, or $1.01 per share, for the six months ended December 31, 2005.

As of December 31, 2006, the company's cash, cash equivalents and marketable securities totaled $50.3 million compared to $40.5 million as of June 30, 2006. In November 2006, the company completed a public offering of 4,830,000 shares of common stock, which resulted in net proceeds to the company of approximately $21.3 million.

"During the past quarter, we achieved a major corporate milestone with the submission of an NDA to the FDA for Xcytrin® for the treatment of brain metastases from non-small cell lung cancer," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "We also continued enrollment in multiple other trials of Xcytrin as a single agent or in combination with other agents for lung and other cancers, and raised additional capital that will help us accelerate and advance the rest of our oncology product pipeline in the clinic, including our histone deacetylase (HDAC) inhibitor, which was shown to have favorable oral bioavailability in an ongoing Phase 1 trial."

Recent Accomplishments

-- Submitted a New Drug Application to the U.S. Food and Drug Administration for the use of Xcytrin in combination with radiation therapy for the treatment of brain metastases from non-small cell lung cancer;

-- Completed public offering of 4,830,000 shares of common stock, which resulted in net proceeds to the company of approximately $21.3 million;

-- Reported results of a Phase 2 trial evaluating Xcytrin in combination with whole brain radiation therapy and stereotactic radiosurgery for the treatment of brain metastases from solid tumors at the American Society for Therapeutic Radiology and Oncology's (ASTRO) 48th Annual Meeting;

-- Reported combined data analysis of two Phase 3 randomized trials of Xcytrin in lung cancer patients with brain metastases at the Annual Meeting of the Society of Neuro-Oncology;

-- Reviewed data from the Phase 3 SMART trial of Xcytrin plus whole brain radiation versus whole brain radiation alone in lung cancer patients with brain metastases in an oral presentation at the Radiological Society of North America's (RSNA) Annual Meeting; and

-- Published results on the identification and characterization of novel small molecule BTK inhibitors which are potentially useful for treatment of autoimmune diseases and lymphomas.

Conference Call and Webcast Details

The Company will hold a conference call today at 4:30 p.m. EDT (1:30 p.m. PDT) to discuss second quarter 2007 financial results. To participate in the conference call, please dial 877-356-8064 for domestic callers and 706-758-4314 for international callers and reference conference passcode, 6855834. To access the live audio broadcast or the subsequent archived recording log on to http://ir.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin®, has completed Phase 3 clinical trials and several ongoing Phase 1 and Phase 2 clinical trials are evaluating Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about enrollment and future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward- looking statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to accept or approve our NDA; because our Phase 3 clinical trial known as the SMART (Study of Neurologic Progression with Motexafin Gadolinium and Radiation Therapy) trial failed to meet its primary endpoint, the FDA may require additional data, analysis or studies before the NDA is accepted for filing or approved by the FDA; the outcome of any discussions with the FDA; the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in clinical trials or our NDA filing; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund ongoing work associated with our NDA filing and the product development of our pipeline; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2006. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

		Three Months Ended December 31,			Six Months Ended December 31,	
		2006	2005		2006	2005
Grant revenue	$	--	$ --	$	19	$ --
Operating expenses:						
Research and development		4,810	6,698		9,888	14,002
General and administrative		1,686	3,686		3,610	7,071
Total operating expenses		6,496	10,384		13,498	21,073
Loss from operations		(6,496)	(10,384)		(13,479)	(21,073)
Interest and other income, net		519	494		1,011	982
Net loss	$	(5,977)	$ (9,890)	$	(12,468)	$ (20,091)
Basic and diluted net loss per share	$	(0.25)	$ (0.50)	$	(0.56)	$ (1.01)
Shares used to compute basic and						
diluted net loss per share		23,837	19,878		22,403	19,854

Condensed Balance Sheets
(unaudited, in thousands)

		December 31, 2006		June 30, 2006
Assets				
Cash, cash equivalents and marketable securities	$	50,337	$	40,477
Other current assets		1,429		961
Total current assets		51,766		41,438
Property and equipment, net		858		764
Other noncurrent assets		527		527
	$	53,151	$	42,729
Liabilities and stockholders' equity				
Current liabilities	$	2,702	$	3,339
Long-term obligations		72		70
Stockholders' equity		50,377		39,320
	$	53,151	$	42,729

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